🇫🇷 Launching Now 🇫🇷 | Pierre Soulages (Recent Exit) Inbox ×


MASTERWORKS
PIERRE
SOULAGES
1 OF 3 ARTISTS
WITH A RETROSPECTIVE
AT THE LOUVRE
DURING THEIR LIFETIME
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Why Do We Like This Painting?

Recent Masterworks Exit

In November 2022, Masterworks exited a Soulages painting realizing a **13.9% Net Annualized Return** to investors from the initial offering, net of all fees.[1]


13.9% IRR¹
845 DAYS HELD

INITIAL OFFERING PRICE

$990K

SOLD FOR

$1.47M

PROFIT FROM ***$10K INVESTMENT***

$3,500 (AFTER ALL FEES)

Incredibly Prestigious

In 2019, **Soulages joined Pablo Picasso and Marc Chagall** as the 3rd artist ever to have a solo show at the Louvre in Paris in their lifetime.



A French National Figure

After his death in 2022, **France held a national tribute in honor of Soulages** at the Louvre, which was presided over by President Emmanuel Macron.



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A Lasting Cultural Impact

In 2022, a Museum in Soulages' hometown was **opened in his honor** as a testament to his enduring influence on contemporary art.


MUSEE SOULAGES

Outperforming Auction Estimates

In 2023 so far, 4 other similar works by Soulages achieved prices at auction **above their mid-estimates.**[2]



Sold in 2023 for
43.5% higher
than its mid-estimate



Sold in 2023 for
31.8% higher
than its mid-estimate

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Important Disclosures

More information on the Offering Circular can be found at sec.gov

This communication is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance. Masterworks is "testing the waters" under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. no money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. an indication of interest involves no obligation or commitment of any kind.

2. "In 2023, 4 other similar works achieved prices at auction above their mid-estimates." This statement is based on publicly available data on Artprice.com as analyzed by Masterworks' internal research team. The estimate is for potential buyers and indicates the price range in which the object is expected to sell. Lots in an auction are always presented with a low estimate and a high estimate based on standard bidding increments provided by the auction house.